                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             LEGEND PROPERTIES, INC.
                   (FORMERLY BANYAN MORTGAGE INVESTMENT FUND)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                        52465P 10 3 (FORMERLY 06682P106)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Bjorn R. GJELSTEN, PRESIDENT
                               RGI HOLDINGS, INC.
                     C/O RESOURCE GROUP INTERNATIONAL, INC.
                          2025 FIRST AVENUE, SUITE 830
                            SEATTLE, WASHINGTON 98121
                                 (206) 464-0200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                JANUARY 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.*

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                           EXHIBIT INDEX IS ON PAGE 19

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 2 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        KJELL INGE ROKKE
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        NORWAY
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER                   0

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER         5,057,646

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER              0
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE     5,057,646

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 3 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TRG (EUROPE) B.V.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        THE NETHERLANDS
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER                   0

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER         5,057,646

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER              0
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE     5,057,646

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 4 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        AKER RGI ASA
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        NORWAY
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER                   0

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER         5,057,646

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER              0
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE     5,057,646

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 5 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RGI (EUROPE) B.V.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        THE NETHERLANDS
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER                   0

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER         5,057,646

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER              0
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE     5,057,646

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 6 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RGI (DENMARK) ApS
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DENMARK
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER                   0

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER         5,057,646

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER              0
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE     5,057,646

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 7 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RESOURCE GROUP INTERNATIONAL INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        WASHINGTON
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER         5,057,646

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE     5,057,646

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 06682P106               SCHEDULE 13D               PAGE 8 OF 19 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RGI HOLDINGS, INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        WASHINGTON
--------------------------------------------------------------------------------
             NUMBER OF                7    SOLE VOTING POWER           5,057,646

              SHARES
                                    --------------------------------------------
           BENEFICIALLY               8    SHARED VOTING POWER                 0

             OWNED BY               --------------------------------------------
                                      9    SOLE DISPOSITIVE POWER      5,057,646
              EACH
                                    --------------------------------------------
            REPORTING                10    SHARED DISPOSITIVE POWE             0

           PERSON WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,057,646
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                PROPERTIES, INC.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock ("Common Stock"), $.01 par value per share, of Legend Properties, Inc. (the "Company"), which has its principal executive offices at 17300 River Ridge Blvd., Dumfries, Virginia 22026.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of:

         (1) Kjell Inge Rokke, a Norwegian citizen;

         (2) TRG (Europe) B.V., a Netherlands corporation wholly-owned by Mr. R0kke ("TRG");

         (3) Aker RGI ASA, a Norwegian corporation ("Aker RGI");

         (4) RGI (Europe) B.V., a Netherlands corporation and wholly-owned subsidiary of Aker RGI ASA ("RGI Europe");

         (5) RGI (Denmark) ApS, a Danish limited liability company and wholly-owned subsidiary of RGI Europe ("RGI Denmark");

         (6) Resource Group International Inc., a Washington corporation and wholly-owned subsidiary of RGI Denmark ("RGI International"); and

         (7) RGI Holdings, Inc., a Washington corporation and 80.45%-owned subsidiary of RGI International ("RGI Holdings").

         TRG, Aker RGI, TRG, RGI Europe, RGI Denmark, RGI International and RGI Holdings are hereinafter collectively referred to as the "RGI Entities."

         TRG is a holding company through which Mr. Rokke owns his controlling interest in Aker RGI. Aker RGI is an investment company that engages in acquiring, restructuring, developing and selling companies. Its key investments are currently in oil and gas technology, ship building and offshore industry yards and fisheries. RGI Europe, RGI Denmark and RGI International are intermediate holding companies for various entities engaged in such businesses. RGI Holdings was organized to serve as a holding company for investments in entities engaged in the ownership and development of real estate and related assets.

         On January 28, 1997, the merger of Aker ASA with and into a parent of RGI Europe was consummated. As a result of the merger, the surviving corporation, Aker RGI, was the ultimate parent of RGI Europe and its subsidiaries, and Kjell Inge Rokke, who formerly owned 71% of the ultimate parent of the RGI Europe and its subsidiaries, owned approximately 38% of the voting stock of Aker RGI. On April 16, 1997, Mr. Rokke transferred the voting stock of Aker RGI that he owned to TRG. As a result of a series of acquisitions in 1998 and 1999, TRG increased its ownership to approximately 90.1% of the voting stock of Aker RGI. In late November 1999, Aker RGI effected a squeeze-out merger under Norwegian corporate law, leaving TRG as its sole shareholder.

         Prior to October 16, 1997, RGI Real Estate, Inc., a Washington corporation ("RGI Real Estate") owned all of the capital stock of RGI Holdings and was itself a wholly-owned subsidiary of RGI International. On such date, RGI Real Estate merged with and into RGI International, and, consequently, RGI Holdings became a 80.45% owned subsidiary of RGI International.

         The address of Mr. Rokke's principal offices is at Flat 3, 37 Chesham Place, London SW1X8HB, United Kingdom. Mr. Rokke is a Norwegian citizen. His present principal occupation is Chairman of Aker RGI.

         The address of the principal business and principal offices of TRG is Aert Van Nesstraat 45, 3012 CA Rotterdam, The Netherlands.

         The address of the principal business and principal offices of Aker RGI is Fjordalleen 16, P.O. Box 1423 Vika N-0115, Oslo, Norway.

         The address of the principal business and principal offices of RGI Europe is Kneuterdijk 15, 2524 EM, The Haag, The Netherlands.

         The address of the principal business and principal offices of RGI Denmark is Runsted Strandvej 62B, DK-2960 Rungsten Kyst, Denmark.

         The address of the principal business and principal offices of RGI International, and RGI Holdings is 2025 First Avenue, Suite 830, Seattle, Washington 98121.

         (a) - (c) & (f)

TRG

         The following sets forth with respect to each executive officer and director of TRG his name, position with such company, present principal occupation (if other than with the RGI Entities), residence or principal business address, and citizenship:

                  BOARD OF DIRECTORS
                  Kjell Inge Rokke
                  Director
                  Flat 3, 37 Chesham Place
                  London SW1 X 8HB
                  United Kingdom

                  MeesPierson Trust B.V.
                  Director
                  P.O. Box 548
                  3000 AM Rotterdam
                  The Netherlands

                  MeesPierson Trust B.V. is a corporation organized and existing under the laws of Netherlands, with corporate seat in Amsterdam, the Netherlands.

                  EXECUTIVE OFFICERS:
                  Kjell Inge Rokke
                  Director

                  MeesPierson Trust B.V.
                  Director

AKER RGI

         The following sets forth the name of each executive officer and member of the Board of Directors of Aker RGI. The principal business address of each is Fjordalleen 16 P.O. Box 1423 Vika N-0115, Oslo, Norway. Each member of the Board of Directors of Aker RGI is a Norwegian citizen. The position(s) with such company and present principal occupation (if other than with the RGI Entities) are set forth below.

                  BOARD OF DIRECTORS:

                  Kjell Inge Rokke, Chairman
                  Bjorn Ivar Flatgard, Deputy Chairman
                  Olav Revhaug, Board member
                  Bjorn Gabriel Reed, Board member
                  Bjorn Rune Gjelsten, Board Member
                  Leif Furre, Board member
                  Atle Tiegland, Board member
                  Bjorn Kristiansen, Board member
                  Svein Ola Moen, Board member

                  EXECUTIVE OFFICERS:

                  Bjorn Rune Gjelsten, President and CEO
                  Helge Lund, Executive Vice President, Acting COO
                  Bengt A. Rem, Executive Vice President, Financial Reporting
                    and Administration
                  Terje D. Skullerud, Executive Vice President, Finance
                  Trondo Westlie, Executive Vice President, Business Development Kaci Kullman Five, Executive Vice President, Public Relations

RGI EUROPE

         The following sets forth with respect to each executive officer and director of RGI Europe his or its name, position(s) with such company, present principal occupation (if other than with the RGI Entities), residence or principal business address, and citizenship or place of organization:

                  BOARD OF DIRECTORS
                  Bengt A. Rem
                  Director
                  Chr. Mikkelsensvei 13b
                  1472 Fjellhamar, Norway
                  (Norwegian citizen)

                  Trond O. Westlie
                  Director
                  Ruglandsveien 30
                  1342 Jar, Norway
                  (Norwegian citizen)

                  MeesPierson Trust B.V.
                  Director
                  Kneuterdijk 15
                  P.O. Box 188
                  2501 AR The Hague
                  The Netherlands
                  (Netherlands corporation)

                  EXECUTIVE OFFICERS:

                  MeesPierson Trust B.V.
                  Managing Director
                  Kneuterdijk 15
                  P.O. Box 188
                  22501 AR The Hague
                  The Netherlands

Note: RGI Europe has entered into a management agreement with MeesPierson Trust B.V., for the purpose of local legal requirements and practical needs. Under Netherlands law, a company can only carry on a business in the Netherlands if such a company has a residence permit. For an offshore company, such as RGI Europe, it is required that the Company has at least one management director that is a resident of the Netherlands. Through the appointment of MeesPierson Trust B.V., this requirement has been satisfied. MeesPierson Trust B.V., as managing director, provides a registered office for RGI Europe, as well as administrative and clerical services.

RGI DENMARK

         The following sets forth with respect to each executive officer and director of RGI Denmark his name, position with such company, present principal occupation (if other than with the RGI Entities), residence or principal business address, and citizenship:

                  BOARD OF DIRECTORS:

                  Bengt A. Rem
                  Director
                  Beddingen 20
                  Chr. Mikkelsensvei 13b
                  1472 Fjellhamar, Norway
                  (Norwegian citizen)

                  Trond O. Westlie
                  Director
                  Ruglandsveien 30
                  1342 Jar, Norway
                  (Norwegian citizen)

                  Georg Lett
                  Director
                  c/o Lett & Co. Advokatfirma
                  Borgengade 111
                  P.O. Box 2231
                  1019 Copenhagen, Denmark
                  (Danish citizen)

                  EXECUTIVE OFFICERS:

                  Bengt A. Rem
                  Director
                  Beddingen 20
                  Chr. Mikkelsensvei 13b
                  1472 Fjellhamar, Norway
                  (Norwegian Citizen)

RGI International

         The following sets forth with respect to each executive officer and director of RGI International his name, position(s) with such company, present principal occupation (if other than with the RGI Entities), residence or principal business address, and citizenship:

                  BOARD OF DIRECTORS

                  Bill Stokes
                  President and Chairman of the board
                  c/o ASC Far East, Inc.
                  2025 First Ave., Suite 835
                  Seattle, WA 98121-2154
                  (US citizen)

                  Dag Fasmer Wittusen
                  Vice President
                  Risstubben 5
                  0374 Oslo, Norway
                  (Norwegian citizen)

                  Debra Dormaier
                  Treasurer
                  c/o Resource Group International, Inc.
                  2025 First Ave., Suite 830
                  Seattle, WA 98121-2154
                  (US citizen)

                  EXECUTIVE OFFICERS

                  Bill Stokes, President and Chairman of the board

                  Michael J. Hyde
                  Secretary
                  c/o American Seafoods Company, Inc.
                  2025 First Ave., Suite 900
                  Seattle, WA 98121-2154
                  (US citizen)

                  Debra Dormaier
                  Treasurer
                  c/o Resource Group International, Inc.
                  2025 First Ave., Suite 830
                  Seattle, WA 98121-2154
                  (US citizen)

RGI HOLDINGS

         The following sets forth with respect to each executive officer and director of RGI Holdings his name, position(s) with such company, present principal occupation (if other than with the RGI Entities), principal business address, and citizenship:

                  Bjorn R. Gjelsten
                  President and Director
                  c/o RGI Holdings, Inc.
                  2025 First Avenue, Suite 830
                  Seattle, WA 98121
                  (U.S. citizen)

                  Jan Petter Storetvedt
                  Executive Vice President and Director
                  Box 4538 Torshov
                  0404 Oslo, Norway
                  (Norwegian citizen and business executive)

                  Debra Dormaier
                  Vice President, Secretary and Treasurer
                  c/o RGI Holdings, Inc.
                  2025 First Avenue, Suite 830
                  Seattle, WA 98121
                  (U.S. citizen)

         (d) - (e)

         During the last five years, none of Mr. Rokke or the RGI Entities and, to the best of their knowledge, none of their respective executive officers, directors and/or managing directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that the reporting persons will use their own funds for the purpose of the proposed transactions described in Item 4 of this Statement.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) - (j)

         On October 13, 1999, RGI Holdings presented to the Company's Board of Directors a proposal, subject to certain terms and conditions, for the merger of the Company with a company to be formed by RGI Holdings, pursuant to which the stockholders of the Company, other than RGI Holdings, would receive $0.13 per share in cash for their shares of Common Stock.

         At a meeting of the Company's Board of Directors on October 13, 1999, the Board of Directors referred the proposal to a special committee of disinterested directors established to evaluate and consider the proposal. The Board of Directors also authorized the special committee to engage financial and legal advisors to assist it in evaluating and considering the proposal. The proposed transaction was subject, among other things, to (i) entering into a definitive merger agreement with the Company, (ii) approval of the transaction by the special committee, the full Board of Directors of the Company and the Company's stockholders, (iii) the completion of all necessary governmental and regulatory filings required to be filed in connection with the transaction, the receipt of all applicable governmental and regulatory approvals that are required to be obtained by the parties and the expiration of any applicable waiting periods, and (iv) receipt of a fairness opinion from the financial advisor to the special committee of the Board of Directors of the Company stating that the proposed transaction is fair, from a financial point of view, to the stockholders of the Company. A copy of the proposal is attached hereto as Exhibit 16 to this Statement.

         On January 6, 2000, the Company, RGI Holdings and LP Acquisition Corp., a newly-formed, wholly-owned subsidiary of RGI Holdings, entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for cash Merger consideration of $0.50 per share. The special committee of the Company's Board of Directors as well as the Company's full Board of Directors unanimously approved the Merger Agreement at meetings held on January 6, 2000. Pursuant to the Merger Agreement, (i) LP Acquisition Corp. will merge with and into the Company (the "Merger"), with the Company as the surviving corporation, (ii) each outstanding share of the Company's Common Stock (other than shares held by RGI Holdings) will be converted into the right to receive $0.50 per share in cash, and (iii) each outstanding option to purchase the Company's Common Stock will be canceled and the holder thereof will receive a cash payment equal to the difference between $0.50 and the exercise price of such option (collectively, the "Transactions"). The Merger Agreement was approved by the special committee acting on, among other things, a written opinion received from its financial advisor, Josephthal & Co. Inc. that the Merger consideration is fair to the Company's public stockholders from a financial point of view. Consummation of the Merger and the other Transactions is subject, among other things, to (i) the approval of holders of a majority of the outstanding shares of the Company's Common Stock and (ii) the completion of all necessary governmental and regulatory filings required to be filed in connection with the Merger, the receipt of all applicable governmental and regulatory approvals that are required to be obtained by the parties and the expiration of any applicable waiting periods. The foregoing summary of the Merger Agreement and the Transactions is qualified in its entirety by reference to the text of the Merger Agreement, which is attached hereto as Exhibit 17 to this Statement.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) The following entities are known to be the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock as of January 6, 2000:

         RGI Holdings beneficially owns 5,057,646 shares of Common Stock, which constitutes approximately 80.4% of the outstanding shares of Common Stock.

         RGI International, as the owner of 80.45% of RGI Holdings, may be deemed to beneficially own the 5,057,646 shares of Common Stock beneficially owned by RGI Holdings.

         Each of Aker RGI, RGI Europe, RGI Denmark and RGI International, as parent holding companies for RGI Holdings (as well as TRG, as the controlling shareholder of Aker RGI, and Mr. Rokke as the sole shareholder of TRG), may be deemed to beneficially own the shares of Common Stock beneficially owned by RGI Holdings, which constitutes 5,057,646 shares of Common Stock or approximately 80.4% of the outstanding shares of Common Stock.

(b) RGI Holdings has sole power to vote and dispose of 5,057,646 shares of Common Stock.

         Each of Aker RGI, RGI Europe, RGI Denmark and RGI International, as parent holding companies for RGI Holdings (as well as TRG, as the controlling shareholder of Aker RGI, and Mr. Rokke as the sole shareholder of TRG), may be deemed to have shared power to vote and dispose of the 5,057,646 shares of Common Stock over which RGI Holdings has sole voting and dispositive power.

(c) None of the persons named in response to paragraph (a) have effected transactions in the Common Stock during the past 60 days. RGI Holdings acquired an aggregate of 60,800 shares of Common Stock from John A. Hinson and John W. Temple in connection with settlement of litigation styled JOHN A. HINSON AND JOHN W. TEMPLE V. RGI HOLDINGS, INC., RGI/US Holdings, Inc. and Kenneth L. Uptain, 96 Civ 9257 (BSJ) filed in the U.S. District Court for the Southern District of New York. The transaction was pursuant to an Agreement dated July 9, 1998 by and among Messrs. Hinson and Temple, RGI Holdings and Kenneth L. Uptain, a copy of which is attached hereto as Exhibit 15 to this Statement and this description of such Agreement is qualified in its entirety by reference to such Exhibit 15, which is incorporated by reference in its entirety. RGI Holdings paid a total of $185,000 in connection with the settlement of such litigation and the acquisition of such shares in July 1998.


(d)      None.

(e)      N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In June 1996, RGI Holdings entered into an Addendum No. 1 to Agreement between RGI Real Estate, Inc. (which has been merged into RGI International) and Avantor International AS ("Avantor"), pursuant to which RGI Holdings agreed with the holder of 19.55% of its capital stock, Avantor, that from June 30, 1997 through December 31, 1998, Avantor has the option to exchange its shares in RGI Holdings for 1,360,342 shares of Common Stock held by RGI Holdings. Pursuant to a second amendment to this Agreement entered into as of April 7, 1997, the option term was extended to December 31, 1999. If this option is exercised by Avantor, Avantor will beneficially own 1,360,342 shares of Common Stock or approximately 22% of the outstanding shares and could vote the shares or sell such shares in accordance with applicable securities laws. The second amendment also provides that (i) if Avantor exercises its option during the option period, it will not distribute or sell the shares without the consent of Aker RGI, and if Aker RGI sells its Common Stock, Avantor has the right to include its shares proportionally in such sale; and (ii) if Avantor exercises its option and wishes to nominate a representative to the Company's Board of Directors, Aker RGI will vote in favor of Avantor's nominee; however, Avantor agrees that its nominee will not be in lieu of Revhaug or Uptain who are both current directors of the Company. A copy of this second amendment, Shareholder Agreement between Avantor and Aker RGI, dated April 7, 1997, was attached to Amendment No. 7 to this Statement as Exhibit 13.2 and this description of such Agreement is qualified in its entirety by reference to such Exhibit 13.2, which is incorporated by reference in its entirety.

         On April 30, 1997, the Company and RGI Holdings entered into a Stock Purchase Agreement whereby the Company sold 34,130 of its shares of Common Stock to RGI Holdings at $11.72 per share for a total subscription price of $400,003.60. A copy of this Stock Purchase Agreement between Company and RGI Holdings, dated April 30, 1997, was attached to Amendment No. 7 to this Statement as Exhibit 14, and this description of such Stock Purchase Agreement is qualified in its entirety by reference to such Exhibit 14, which is incorporated by reference in its entirety.

         On July 9, 1998, RGI Holdings acquired an aggregate of 60,800 shares of Common Stock for a total of $185,000. See Item 5(c) of this Statement.

         On January 6, 2000, the Company, RGI Holdings and LP Acquisition Corp., a newly-formed, wholly-owned subsidiary of RGI Holdings, entered into the Merger Agreement, pursuant to which, subject to obtaining approval of a majority of the Company's stockholders as well as other terms and conditions contained therein, LP Acquisition Corp. will merge with and into the Company with the Company being the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of the Company's Common Stock, other than shares held by RGI Holdings, will be canceled and converted automatically into the right to receive $0.50 in cash. As a result of the merger, the Company will become a privately held company, wholly-owned by RGI Holdings, and will no longer be subject to the requirements of the Securities Exchange Act of 1934. A copy of the Merger Agreement is attached hereto as Exhibit 17 to this Statement. See Item 4 of this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER                                            DESCRIPTION                                            FOOTNOTE
  -------    ------------------------------------------------------------------------------------------   -----------
     1       Agreement and Plan of Merger among RGI/US, Holdings and Banyan, dated as of April 12, 1996      (1)
             as amended and restated as of May 20, 1996.
     2       Promissory Note for Initial Shares.                                                             (2)
     3       Stock Pledge Agreement.                                                                         (2)
     4       Amendment to Agreement and Plan of Merger among RGI/US, Holdings and Banyan, dated as of
             September 17, 1996. Incorporated by reference to Exhibit 2.1 to the Banyan Registration
             Statement on Form S-4 filed on September 20, 1996. (File No. 333-12415)
     5       Professional Services Agreement dated August 6, 1996 between RGI/US, RGI Holdings and           (3)
             Goodman Financial Services, Inc.
     6       Common Stock Purchase and Sale Agreement dated December 3, 1996 by and among RGI Holdings,      (4)
             Jack Hofert and Marilyn Hofert.
     7       Common Stock Purchase and Sale Agreement dated December 3, 1996 by and among RGI Holdings and Robert Howard.
     8       Common Stock Purchase and Sale Agreement dated December 3, 1996 by and among RGI Holdings       (4)
             and Erste Osterreichishe Sparkasse (First Austrian Bank).
     9       Common Stock Purchase and Sale Agreement dated December 5, 1996 by and among RGI Holdings       (4)
             and Charles F. Trapp.
    10       Common Stock Purchase and Sale Agreement dated December 5, 1996 by and among RGI Holdings       (4)
             and SMC Somerset Kensington, L.P.
    11       Common Stock Purchase and Sale Agreement dated December 5, 1996 by and among RGI Holdings       (4)
             and John Patrick Kneafsey.
    12       Common Stock Purchase and Sale Agreement dated December 3, 1996 by and among RGI                (4)
             Holdings, Gabriel Capital, L.P., Ariel Fund Limited and Ariel Management Corp.
  13.1       Addendum No. 1 to Agreement between RGI Real Estate, Inc. and Avantor International AS.         (5)
  13.2       Shareholder Agreement between Avantor ASA and Aker RGI ASA.                                     (6)
    14       Stock Purchase Agreement between RGI Holdings and Legend Properties.                            (6)
    15       Agreement dated July 9, 1998 by and among John A. Hinson, John W. Temple, RGI Holdings,
             Inc. and Kenneth L. Uptain.
    16       Letter from RGI Holdings, Inc. to the Board of Directors of Legend Properties, Inc. dated
             October 13, 1999.
    17       Agreement and Plan of Merger among RGI Holdings, Inc., LP Acquisition Corp. and Legend
             Properties, Inc. dated as of January 6, 2000.


---------------------

(1) Incorporated by reference to Exhibit 2(i) to Banyan Current Report on Form 8-K filed on May 29, 1996 (File No. 1-9885).

(2) Filed as an exhibit to initial Schedule 13D and not restated pursuant to Rule 13d-2(c).

(3)      Filed as an exhibit to Amendment No. 1 to Schedule 13D.

(4)      Filed as an exhibit to Amendment No. 2 to Schedule 13D.

(5)      Filed as Exhibit 13 to Amendment No. 6 to Schedule 13D.

(6)      Filed as an exhibit to Amendment No. 7 to Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated this 7th day of January, 2000.

                                /s/ Kjell Inge Rokke
                                --------------------------------------
                                Kjell Inge Rokke


                                TRG (Europe) B.V.

                                By: /s/ Kjell Inge Rokke
                                    ----------------------------------
                                Name: Kjell Inge Rokke
                                Its:  President


                                Aker RGI ASA

                                By: /s/ Bjorn R. Gjelsten
                                    ----------------------------------
                                Name: Bjorn R. Gjelsten
                                Its:  President


                                RGI (Europe) B.V.

                                By: /s/ Bengt A. Rem
                                    ----------------------------------
                                Name: Bengt A. Rem
                                Its:  Director


                                RGI (Denmark) ApS

                                By: /s/ Bengt A. Rem
                                    ----------------------------------
                                Name: Bengt A. Rem
                                Its:  Director


                                RESOURCE GROUP INTERNATIONAL, INC.

                                By: /s/ Bill Stokes
                                    ----------------------------------
                                Name: Bill Stokes
                                Its: President


                                RGI HOLDINGS, INC.

                                By: /s/ Bjorn R. Gjelsten
                                    ----------------------------------
                                Name: Bjorn R. Gjelsten
                                Its:  President

                                  EXHIBIT INDEX




EXHIBIT NUMBER                     DESCRIPTION
--------------                     -----------

15 Agreement dated July 9, 1998 by and among John A. Hinson, John W. Temple, RGI Holdings, Inc. and Kenneth L. Uptain.

16 Letter from RGI Holdings, Inc. to the Board of Directors of Legend Properties, Inc. dated October 13, 1999.

17 Agreement and Plan of Merger among RGI Holdings, Inc., LP Acquisition Corp. and Legend Properties, Inc. dated as of January 6, 2000.